

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 2, 2009

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, NJ 07645

> **Re:** **Ivivi Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 20, 2009**
> **File No. 001-33088**

Dear Mr. Gluckstern:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement, page 1

1.	Given your disclosure on page 9 that the fair value of shares held by investors who exercise appraisal rights is determined as of the day <u>before</u> the meeting, please tell us why your disclosure added on page 2 regarding shareholders that exercise their appraisal rights addresses your belief that the shares will not have any value <u>following</u> the transaction. Also with a view toward clarified disclosure, please tell us whether you have any obligation to retain sufficient assets to satisfy claims of shareholders who exercise appraisal rights.

<u>Opinion of the Company's Financial Advisor, page 27</u>

2.   We note your submission in response to prior comment 15. Please confirm that you have provided us with all exhibits and attachments that your financial advisor provided to the board.

<u>Financial Analyses, page 28</u>

3.   We refer to your submission in response to prior comment 15. Please tell us where you have disclosed the substance of the fourth full paragraph on page 5, the third full paragraph on page 6 and the last paragraph on page 6.

<u>Interests of Certain Persons in the Sale of the Business, page 31</u>

4.   We note your revised disclosure in response to prior comment 21. Please revise to disclose Ms. Clubb's relationship to Ajax Capital. In this regard, we note your disclosure on page 31 of your amended Form 10-K, filed on July 29, 2009.

5.   We note your revised disclosure on page 4 in response to prior comment 9 that through December 15, 2009 you will owe an aggregate of approximately $200,000 for past services to certain members of your board of directors and its consultants. Please revise your disclosure to address any material interests held by each member of your board of directors. Please refer to Item 5 of Schedule 14A.

<u>Litigation Related to the Transactions Contemplated Under the Asset Purchase Agreement, page 44</u>

6.   Please disclose the date of the litigation. Also, provide us a copy of the complaint and any answer or other material filed with the court.

<u>Proposal No. 3, page 60</u>

7.   Please clarify the length of the "reasonable period" mentioned in the first paragraph.

8.   We note your statements in the third and fourth paragraphs on page 60, in the last two paragraphs on page 61, in the first full paragraph on page 62, and in the last paragraph of this proposal that approval of the dissolution also constitutes

approval of other events. If those events require shareholder approval, please present them as separate proposals.

Security Ownership of Certain Beneficial Owners, page 67

9.   We note your response to prior comment 31. Please identify the natural person or persons with voting and/or dispositive power over the shares held in the name of Emigrant Capital.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.